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EXHIBIT 11

ORIENT-EXPRESS HOTELS LTD. AND SUBSIDIARIES

Statements re Computation of Per Share Earnings
(Reference to common shares includes Class A and Class B shares)

	Year ended December 31,
	2002	2001	2000
	(Dollars in thousands, except per share amounts)
Net earnings:
Earnings on common shares—basic	$25,294	$29,850	$39,965

Shares used to compute basic earnings per common share (weighted average number of shares outstanding)	30,800,000	30,874,000	27,813,000
Shares used to compute diluted earnings per common share (weighted average number of shares outstanding assuming the effect of stock options)	30,858,000	30,874,000	27,854,000
Net earnings per common share:
Basic	$0.82	$0.97	$1.43

Diluted	$0.82	$0.97	$1.43

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ORIENT-EXPRESS HOTELS LTD. AND SUBSIDIARIES Statements re Computation of Per Share Earnings (Reference to common shares includes Class A and Class B shares)